Exhibit 99.2

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

(unaudited)

	Three Months Ended
	October 2,	September 27,
	2016	2015
Revenues	$373,895	$341,917
Cost of sales (1) (2)	91,826	85,205

Gross profit	282,069	256,712

Operating expenses
Research and development (1) (2)	76,359	66,602
Selling, general and administrative (1) (2)	56,409	40,193

Total operating expenses	132,768	106,795

Operating income	149,301	149,917
Interest income and other income	2,173	987

Income before income taxes	151,474	150,904
Provision for income taxes	36,352	38,857

Net income	$115,122	$112,047

Basic earnings per share	$0.47	$0.46

Shares used in the calculation of basic earnings per share	245,271	244,863

Diluted earnings per share	$0.47	$0.46

Shares used in the calculation of diluted earnings per share	245,709	245,234

Cash dividends per share	$0.32	$0.30

Includes the following non-cash charges:
(1) Stock-based compensation
Cost of sales	$2,547	$2,342
Research and development	11,868	10,922
Selling, general and administrative	6,129	5,638
Includes the following pre-tax impact of items:
(2) Merger-related charges
Cost of sales	$2,000	$—
Research and development	5,000	—
Selling, general and administrative	12,794	—

See accompanying notes

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(unaudited)

	Three Months Ended
	October 2,	September 27,
	2016	2015
Net income	$115,122	$112,047
Other comprehensive income, net of tax:
Net changes in unrealized (losses) gains on available-for-sale securities	(615)	438

Total comprehensive income	$114,507	$112,485

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

(unaudited)

	October 2,	July 3,
As of	2016	2016
Assets
Cash and cash equivalents	$217,135	$263,682
Marketable securities	1,304,011	1,184,593
Accounts receivable, net of allowances ($1,649 as of October 2, 2016) and ($1,649 as of July 3, 2016)	162,434	157,460
Inventories:
Raw materials	11,191	9,915
Work-in-process	65,867	66,172
Finished goods	21,015	21,164

Total inventories	98,073	97,251
Prepaid expenses and other current assets	53,337	51,744

Total current assets	1,834,990	1,754,730

Property, plant and equipment, at cost:
Land	28,834	28,834
Buildings and improvements	264,658	264,484
Manufacturing and test equipment	756,982	753,916
Office furniture and equipment	7,725	7,285

Gross property, plant and equipment	1,058,199	1,054,519
Accumulated depreciation and amortization	(776,628)	(768,653)

Net property, plant and equipment	281,571	285,866
Identified intangible assets, net and goodwill	8,835	9,385

Total noncurrent assets	290,406	295,251

Total assets	$2,125,396	$2,049,981

Liabilities and stockholders’ equity
Accounts payable	$17,019	$17,465
Accrued payroll and related benefits	85,334	93,187
Deferred income on shipments to distributors	48,759	48,701
Income taxes payable	36,488	3,342
Other accrued liabilities	16,706	17,271

Total current liabilities	204,306	179,966

Deferred tax liabilities	68,129	68,388
Other long-term liabilities	44,360	42,452

Total liabilities	316,795	290,806

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value, 2,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value, 2,000,000 shares authorized; 240,006 shares issued and outstanding (239,654 as of July 3, 2016)	240	240
Additional paid-in capital	2,159,624	2,136,910
Accumulated other comprehensive income, net of tax	620	1,235
Accumulated deficit	(351,883)	(379,210)

Total stockholders’ equity	1,808,601	1,759,175

Total liabilities and stockholders’ equity	$2,125,396	$2,049,981

See accompanying notes

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Three Months Ended
	October 2,	September 27,
	2016	2015
Cash flow from operating activities:
Net income	$115,122	$112,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,176	13,248
Stock-based compensation	20,544	18,902
Excess tax benefit from stock-based compensation	(3,783)	(1,627)
Change in operating assets and liabilities:
Accounts receivable	(4,974)	25,592
Inventories	(822)	3,723
Prepaid expenses, other current assets and deferred tax assets	(4,548)	(2,572)
Accounts payable, accrued payroll, other accrued liabilities and noncurrent liabilities	(8,700)	(31,886)
Deferred income on shipments to distributors	58	368
Income taxes payable	41,704	37,947

Cash provided by operating activities	167,777	175,742

Cash flow from investing activities:
Purchase of marketable securities	(406,696)	(294,496)
Proceeds from sale and maturities of available-for-sale securities	286,329	274,692
Purchase of property, plant and equipment	(8,332)	(10,160)

Cash used in investing activities	(128,699)	(29,964)

Cash flow from financing activities:
Excess tax benefit from stock-based compensation	3,783	1,627
Issuance of common stock under employee stock plans	—	4,253
Purchase of common stock	(10,800)	(56,557)
Payment of cash dividends	(78,608)	(73,312)

Cash used in financing activities	(85,625)	(123,989)

(Decrease) increase in cash and cash equivalents	(46,547)	21,789
Cash and cash equivalents, beginning of year	263,682	195,679

Cash and cash equivalents, end of period	$217,135	$217,468

See accompanying notes

LINEAR TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Description of Business and Significant Accounting Policies

Description of Business

Linear Technology Corporation (together with its consolidated subsidiaries, “Linear,” “Linear Technology” or the “Company”), a member of the S&P 500, has been designing, manufacturing and marketing a broad line of high performance analog integrated circuits for major companies worldwide for over three decades. The Company’s products provide an essential bridge between our analog world and the digital electronics in communications, networking, industrial, transportation, computer, medical, instrumentation, consumer, and military and aerospace systems. Linear Technology produces power management, data conversion, signal conditioning, RF and interface ICs, µModule® subsystems, and wireless sensor network products. The Company is a Delaware corporation; it was originally organized and incorporated in California in 1981.

Recent Developments

On July 26, 2016, the Company announced that it had entered into a definitive merger agreement (the “Analog Merger Agreement”) with Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), under which a wholly owned subsidiary of Analog Devices will merge with and into the Company, and the Company will survive as a wholly owned subsidiary of Analog Devices (the “Analog Acquisition”). Under the terms of the Analog Merger Agreement, Linear Technology stockholders who do not exercise their appraisal rights under Delaware law will have the right to receive, for each Linear Technology share held by such stockholders, $46.00 in cash (the “Cash Consideration”) and 0.2321 shares of Analog Devices common stock, par value $0.16 2/3 per share (the “Stock Consideration,” and together with the Cash Consideration, the “Merger Consideration”) (with the ratio of Stock Consideration to Cash Consideration subject to adjustment pursuant to the terms of the Analog Merger Agreement so that the aggregate number of shares issued by Analog Devices as Stock Consideration will not exceed 19.9% of the total outstanding common stock of Analog Devices prior to the Analog Acquisition). Each of the Company’s equity awards that were outstanding as of July 22, 2016 and are unvested as of the closing of the Analog Acquisition will be converted into the right to receive the Merger Consideration in respect of each share of the Company’s common stock underlying such award when such award vests. Each of the Company’s other equity awards that were granted after July 22, 2016 and are unvested as of the closing of the Analog Acquisition will be converted into the right to receive 0.9947 shares of Analog Devices common stock in respect of each share of the Company’s common stock underlying such award when such award vests.

The transaction has been approved by both the Company’s Board of Directors and the board of directors of Analog Devices, and was approved by Linear Technology stockholders at the Company’s Annual Meeting of Stockholders held on October 18, 2016. The completion of the Analog Acquisition is subject to customary closing conditions including, among others, various regulatory approvals. The transaction is expected to close during the first half of calendar 2017. For additional information on the Analog Merger Agreement and the Analog Acquisition, please refer to the Company’s definitive proxy statement, filed with the Securities and Exchange Commission on September 16, 2016. The Company cannot guarantee that the Analog Acquisition will be completed or that, if completed, it will be exactly on the terms set forth in the Analog Merger Agreement. Should the Analog Acquisition not be completed, the Company will continue to be responsible for payment of commitments to current employees under retention agreements and may receive a termination fee depending on the circumstances, as provided for in the Analog Merger Agreement.

Basis of Presentation

The accompanying interim financial statements and information are unaudited; however, in the opinion of management, all adjustments necessary for a fair and accurate presentation of the interim results in conformity with U.S. generally accepted accounting principles (“GAAP”) have been made. All such adjustments were of a normal recurring nature. All information reported in this Form 10-Q should be read in conjunction with the Company’s annual consolidated financial statements for the fiscal year ended July 3, 2016 included in the Company’s Annual Report on Form 10-K. The accompanying year-end balance sheet data has been presented for comparative purposes from the audited financial statements. The results of operations for any interim period are not necessarily indicative of, nor comparable to, the results of operations for any other interim period or for a full fiscal year.

The Company operates on a 52/53-week fiscal year ending on the Sunday nearest June 30. Fiscal year 2017 is a 52-week year. Fiscal year 2016 was a 53-week fiscal year, with the additional week falling in the second quarter.

Cash Equivalents and Marketable Securities

Cash equivalents are highly liquid investments purchased with original maturities of three months or less at the time of purchase. Cash equivalents consist of investment grade securities in commercial paper, bank certificates of deposit, and money market funds.

Investments with maturities over three months at the time of purchase are classified as marketable securities. At October 2, 2016 and July 3, 2016, the Company’s marketable securities balance consisted primarily of debt securities in municipal bonds, corporate bonds, commercial paper, U.S. and foreign government and agency securities. The Company’s marketable securities are managed by outside professional managers within investment guidelines set by the Company. The Company’s investment guidelines generally restrict the professional managers to high quality debt instruments with a credit rating of AAA. Within the Company’s investment policy there is a provision that allows the Company to hold AA+ securities under certain circumstances. The Company’s investments in debt securities are classified as available-for-sale. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, as a component of “Accumulated other comprehensive income (loss)” in the Consolidated Balance Sheets. The Company classifies investments with maturities greater than twelve months as current as it considers all investments as a potential source of operating cash regardless of maturity date. The cost of securities matured or sold is based on the specific identification method.

Revenue Recognition

The Company recognizes revenues when the earnings process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. For the three months ended October 2, 2016, the Company recognized approximately 15% of net revenues from North American (“domestic”) distributors. Domestic distributor revenues are recognized under agreements which provide for certain sales price rebates and limited product return privileges. Given the uncertainties associated with the levels of pricing rebates, the ultimate sales price on domestic distributor sales transactions is not fixed or determinable until domestic distributors sell the merchandise to the end-customer. Domestic distributor agreements permit the following: price protection on certain domestic distribution inventory if the Company lowers the prices of its products; exchanges up to 5% of certain purchases on a quarterly basis; and ship and debit transactions. Ship and debit transactions occur when the Company agrees to accept a lower selling price for a specific quantity of product at the request of the domestic distributor in order to complete a sales transaction in the domestic distributor channel. For such sales, the Company rebates the negotiated price decrease to the distributor upon shipment as a reduction in the accounts receivable from the distributor.

At the time of shipment to domestic distributors, the Company records a trade receivable and deferred revenue at the distributor’s purchase price since there is a legally enforceable obligation from the distributor to pay for the products delivered. The Company relieves inventory as title has passed to the distributor and recognizes deferred cost of sales in the same amount. “Deferred income on shipments to distributors” represents the difference between deferred revenue and deferred costs of sales and is recognized as a current liability until such time as the distributor confirms a final sale to its end customer. “Deferred income on shipments to distributors” effectively represents the deferred gross margin on the sale to the distributor, however, the actual amount of gross margin the Company ultimately recognizes in future periods may be less than the originally recorded amount as a result of price protection, negotiated price rebates and exchanges as mentioned above. The wide range and variability of negotiated price rebates granted to distributors does not allow the Company to accurately estimate the portion of the balance in the “Deferred income on shipments to distributors” that will be remitted back to the distributors. At October 2, 2016, the Company had approximately $61.3 million of deferred revenue and $12.5 million of deferred cost of sales recognized as $48.8 million of “Deferred income on shipments to distributors.” During fiscal years 2016 and 2017, the price rebates that have been remitted back to distributors have ranged from $3.4 million to $4.1 million per quarter. The Company does not reduce deferred income by anticipated future price rebates. Instead, price rebates are recorded against “Deferred income on shipments to distributors” when incurred, which is generally at the time the distributor sells the product to the end customers.

The Company’s sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company has reserves to cover expected product returns. If product returns for a particular fiscal period exceed or are below expectations, the Company may determine that additional or less sales return allowances are required to properly reflect its estimated exposure for product returns. Generally, changes to sales return allowances have not had a significant impact on operating margin.

Product Warranty and Indemnification

The Company’s warranty policy provides for the replacement of defective parts. In certain large contracts, the Company has agreed to negotiate in good faith a product warranty in the event that an epidemic failure of its parts was to take place. To date there have been no significant occurrences of epidemic failure. Warranty expense historically has been immaterial.

The Company provides a limited indemnification for certain customers against intellectual property infringement claims related to the Company’s products. In certain cases, there are limits on and exceptions to the Company’s potential liability for indemnification relating to intellectual property infringement claims. To date, the Company has not incurred any significant indemnification expenses relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, which the Company might be required to make as a result of these agreements, and accordingly, the Company has not accrued any amounts for its indemnification obligations.

Stock-Based Compensation

The Company has equity incentive plans, which are described more fully in “Note 5: Stock-Based Compensation.” Stock-based compensation is measured at the grant date, based on the fair value of the award. The Company’s equity awards granted in fiscal years 2017 and 2016 were restricted stock awards. Stock-based compensation cost for restricted stock awards is based on the fair market value of the Company’s stock on the date of grant. Stock-based compensation cost for stock options is calculated on the date of grant using the fair value of stock options as determined using the Black-Scholes valuation model. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected option term and stock price volatility to determine the fair value of a stock option. The estimate of these key assumptions is based on historical information and judgment regarding market factors and trends. The Company amortizes restricted stock and stock option award compensation cost straight-line over the awards vesting period, which is generally 5 years.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Adoption of New and Recently Issued Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Each reporting period, management is required to assess whether there is substantial doubt about an entity’s ability to continue as a going concern and if so to provide related footnote disclosures. The Company will adopted this update in the fourth quarter of fiscal year 2017. The adoption of this standard is not expected to have a material impact on the Company’s financial statements or disclosures.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. The new guidance changes the measurement principle for inventory from the lower of cost or market to lower of cost or net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. No other changes were made to the current guidance on inventory measurement. The Company adopted this update in the first quarter of fiscal year 2017. The adoption of this standard did not have a material impact on the Company’s financial statements or disclosures.

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 Revenue from Contracts with Customers (Topic 606). On July 9, 2015, the FASB agreed to delay the effective date by one year from the first quarter of fiscal year 2018. In accordance with the agreed upon delay, the new standard is effective for the Company beginning in the first quarter of fiscal year 2019. Early adoption is permitted, but not before the original effective date of the standard. The core principle of ASU No. 2014-09 is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 provides for one of the two methods of transition: retrospective application to each prior period presented; or recognition of the cumulative effect of retrospective application of the new standard in the period of initial application. The Company is currently evaluating the impact of ASU No. 2014-09 on its consolidated financial statements and which transition method to elect.

In February 2016, the FASB issued ASU 2016-02, Leases. This standard requires entities that lease assets, with a lease term of more than 12 months, to recognize lease assets and lease liabilities on the balance sheet. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the timing of adoption and the effects of the adoption of this ASU on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This standard will impact how to account for certain aspects of share-based payments to employees. The standard is effective for fiscal years and the interim periods within those fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company is currently evaluating the timing of adoption and the effects of the adoption of this ASU on the consolidated financial statements.

2. Earnings Per Share

Basic earnings per share is calculated using the weighted average shares of common stock and unvested restricted stock awards outstanding during the period. Diluted earnings per share is calculated using the weighted average shares of common stock outstanding and unvested restricted stock awards, plus the dilutive effect of stock options and restricted stock units calculated using the treasury stock method. The following table sets forth the reconciliation of weighted average common shares outstanding used in the computation of basic and diluted earnings per share:

	Three Months Ended
In thousands, except per share amounts	October 2, 2016	September 27, 2015
Net income available to shareholders	$115,122	$112,047

Basic shares:
Weighted-average shares outstanding – Basic	245,271	244,863

Basic earnings per share	$0.47	$0.46

Diluted shares:
Dilutive effect of equity plans	438	371

Weighted-average shares outstanding – Diluted	245,709	245,234

Diluted earnings per share	$0.47	$0.46

3. Fair Value

The Company has determined that the only assets and liabilities in the Company’s financial statements that are required to be measured at fair value on a recurring basis are the Company’s investment portfolio assets. Financial instruments are categorized in a fair value hierarchy that prioritizes the information used to develop assumptions for measuring fair value and expands disclosures about fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 input); then to quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable for the asset or liability, and inputs that are not directly observable, but that are corroborated by observable market data for the asset or liability (Level 2 input); then the lowest priority to unobservable inputs, for example, the Company’s data about the assumptions that market participants would use in pricing an asset or liability (Level 3 input). Fair value is a market-based measurement, not an entity-specific measurement, and a fair value measurement should therefore be based on the assumptions that market participants would use in pricing the asset or liability.

The Company’s Level 1 assets consist of investments in money-market funds and United States Treasury securities that are actively traded. The Company’s Level 2 assets consist of municipal bonds, obligations of U.S. government-sponsored enterprises, corporate debt and commercial paper that are less actively traded in the market, but where quoted market prices exist for similar instruments that are actively traded. The Company determines the fair value of its Level 2 assets by obtaining non-binding market prices from its third-party portfolio managers on the last day of the quarter. The Company has no Level 3 assets.

The following table presents the Company’s fair value hierarchy for its financial assets (cash equivalents and marketable securities) measured at fair value on a recurring basis as of October 2, 2016:

In thousands	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Instruments	Inputs
Description	(Level 1)	(Level 2)	Total
Assets
Investments in U.S. Treasury securities and money-market funds	$528,185	$—	$528,185
Investments in municipal bonds, obligations of U.S. government-sponsored enterprises and commercial paper	—	865,915	865,915

Total assets measured at fair value	$528,185	$865,915	$1,394,100

The following table presents the Company’s fair value hierarchy for its financial assets (cash equivalents and marketable securities) measured at fair value on a recurring basis as of July 3, 2016:

In thousands	Quoted Prices in	Significant
	Active Markets	Other
	for Identical	Observable
	Instruments	Inputs
Description	(Level 1)	(Level 2)	Total
Assets
Investments in U.S. Treasury securities and money-market funds	$513,193	$—	$513,193
Investments in municipal bonds, obligations of U.S. government-sponsored enterprises and commercial paper	—	832,438	832,438

Total assets measured at fair value	$513,193	$832,438	$1,345,631

4. Marketable Securities

The following is a summary of cash equivalents and marketable securities as of October 2, 2016:

	October 2, 2016
In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss)(1)	Fair Value
U.S. Treasury securities	$504,838	$514	$(43)	$505,309
Obligations of U.S. government-sponsored enterprises	353,991	594	(32)	354,553
Municipal bonds	144,863	31	(163)	144,731
Corporate debt securities and other	366,566	80	(15)	366,631
Money market funds	22,876	—	—	22,876

Total	$1,393,134	$1,219	$(253)	$1,394,100

Amounts included in:
Cash equivalents	$90,085	$4	$—	$90,089
Marketable securities	1,303,049	1,215	(253)	1,304,011

Total	$1,393,134	$1,219	$(253)	$1,394,100

The following is a summary of cash equivalents and marketable securities as of July 3, 2016:

	July 3, 2016
In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss)(1)	Fair Value
U.S. Treasury securities	$441,925	$783	$(5)	$442,703
Obligations of U.S. government-sponsored enterprises	316,368	855	—	317,223
Municipal bonds	119,680	158	(10)	119,828
Corporate debt securities and other	395,254	143	(10)	395,387
Money market funds	70,490	—	—	70,490

Total	$1,343,717	$1,939	$(25)	$1,345,631

Amounts included in:
Cash equivalents	$161,028	$10	$—	$161,038
Marketable securities	1,182,689	1,929	(25)	1,184,593

Total	$1,343,717	$1,939	$(25)	$1,345,631

(1)	The Company evaluated the nature of the investments with a loss position at October 2, 2016 and July 3, 2016, which are primarily obligations of the U.S. government and its sponsored enterprises, municipal bonds and U.S. corporate notes. In evaluating the investments, the Company considered the duration of the impairments, and the amount of the impairments relative to the underlying portfolio and concluded that such amounts were not other-than-temporary. The Company principally holds securities until maturity, however, they may be sold under certain circumstances. Unrealized losses on the investments greater than twelve months old were not significant as of October 2, 2016 and July 3, 2016.

The estimated fair value of debt investments in marketable securities, by effective maturity date is as follows:

In thousands	October 2, 2016	July 3, 2016
Due in one year or less	$1,094,180	$943,323
Due after one year through three years	209,831	241,270

Total marketable securities	$1,304,011	$1,184,593

5. Stock-based Compensation

Equity Incentive Plans

The Company currently has a 2010 Equity Incentive Plan, under which the Company may grant Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares and Performance Units. Under the plan, the Company may grant awards to employees, executive officers, directors and consultants who provide services to the Company. To date, the Company has only granted Nonstatutory Stock Options (under previous equity incentive plans), Restricted Stock Awards and Restricted Stock Units. At October 2, 2016, 13.8 million shares were available for grant under the current plan. The Company’s restricted awards generally vest annually over a period of five years (20% a year) based upon continued employment with the Company.

The Company has an Employee Stock Purchase Plan (“ESPP”) that permits eligible employees to purchase common stock through payroll deductions at 85% of the fair market value of the common stock at the end of each six-month offering period. The offering periods generally commence on approximately May 1 and November 1 of each year. At October 2, 2016, 2.2 million shares were available for issuance under the ESPP.

As of October 2, 2016, there was approximately $239.4 million of total unrecognized stock-based compensation cost related to share-based payments granted under the Company’s stock-based compensation plans that will be recognized over a period of approximately 5 years. Future grants will add to this total, whereas quarterly amortization and the vesting of the existing grants will reduce this total.

Restricted Stock

The following table summarizes the Company’s restricted stock and restricted stock unit activity under all equity award plans during the period indicated:

		Weighted
	Restricted Awards	Average Grant
	Outstanding	Date Fair Value
Non-vested at July 3, 2016	6,293,108	$41.36
Granted	1,096,422	59.97
Vested	(532,561)	36.09
Forfeited	(113,545)	42.40

Non-vested at October 2, 2016	6,743,424	$44.78

Stock Options

There were no outstanding options during the period ended October 2, 2016. The Company’s last stock option grant to an employee was in January 2009.

6. Goodwill and Intangible Assets

Goodwill

The goodwill balance of $2.2 million at October 2, 2016 is attributable to the acquisition in fiscal year 2012 of Dust Networks (“Dust”) of Hayward, California, a provider of low power wireless sensor network technology. There were no changes to the goodwill balance for the period ended October 2, 2016. The Company annually evaluates goodwill for impairment as well as whenever events or changes in circumstances might suggest that the carrying value of goodwill may not be recoverable. The Company expects that none of the goodwill will be deductible for tax purposes.

Intangible Assets

Attributable to the acquisition of Dust the Company recorded intangible assets of $13.1 million for intellectual property and $4.0 million for customer relationships. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Finite-intangible assets are amortized on a straight-line basis over their estimated useful lives that are expected to reflect the estimated pattern of economic use.

Intangible assets are amortized over their estimated useful lives of 5 to 10 years using the straight-line method of amortization. The remaining amortization expense, related to finite-lived intangible assets, will be recognized over a weighted-average period of approximately 5.1 years.

Intangible assets consisted of the following:

In thousands	October 2, 2016			July 3, 2016
		Accumulated			Accumulated
	Original Cost	Amortization	Net	Original Cost	Amortization	Net
Intellectual property	$13,100	$(8,550)	$4,550	$13,100	$(8,100)	$5,000
Customer relationships	4,000	(1,900)	2,100	4,000	(1,800)	2,200

Total intangible assets	$17,100	$(10,450)	$6,650	$17,100	$(9,900)	$7,200

7. Credit Facility

On October 23, 2013, the Company entered into a credit agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association (the “Bank”). On July 27, 2015, the Credit Agreement was amended to extend the maturity date and increase the size of the line of credit. The Company entered into the Credit Agreement to enhance cash deployment flexibility.

As amended, the Credit Agreement provides for a $150.0 million unsecured revolving line of credit, under which the Company may borrow, repay and reborrow loans from time to time prior to its scheduled maturity date of July 27, 2017 (the “Maturity Date”). Proceeds of loans made under the Credit Agreement may be used for working capital and other general corporate purposes of the Company and its subsidiaries. The Company may prepay the loans under the Credit Agreement in whole or in part at any time without premium or penalty, subject to customary breakage costs.

The loans bear interest at LIBOR plus 1.0%. Any then-outstanding principal amount, together with all accrued and unpaid interest, is due and payable on the Maturity Date.

The Company is required to maintain with the Bank average account balances, calculated on a quarterly basis, of not less than $30.0 million. The Company must also maintain EBITDA of not less than $75.0 million measured quarterly, and, in order to take certain actions such as payments of dividends, must also maintain a balance of $500.0 million of cash and cash equivalents and marketable securities on a worldwide consolidated basis. The Credit Agreement contains other customary affirmative and negative covenants, as well as customary events of default. To date, the Company has not utilized the Credit Agreement and was in compliance with the covenants under this credit facility. Effective November 1, 2016, the Credit Agreement has been terminated.

8. Stockholders’ Equity

Stock Repurchase

The Analog Merger Agreement restricts the ability of the Company to repurchase shares of its common stock until the time that the transaction is consummated or the Analog Merger Agreement is terminated.

For the majority of restricted stock awards and units granted, the number of shares issued on the date the restricted stock awards and units vest is net of the minimum statutory tax withholding requirements that the Company pays in cash to the appropriate taxing authorities on behalf of its employees. During the quarter ended October 2, 2016, the Company repurchased approximately 0.2 million shares related to equity grants of its common stock for approximately $10.8 million.

Dividends

A cash dividend of $0.32 per share will be paid on November 30, 2016 to stockholders of record on November 18, 2016. During the three months ended October 2, 2016, the Company paid $78.6 million in dividends representing $0.32 per share. The payment of future dividends will be based on the Company’s financial performance.

9. Income Taxes

The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. As of October 2, 2016, the Company’s other long-term liabilities account includes $38.3 million of unrecognized tax benefits of which approximately $17.1 million would favorably impact its effective income tax rate in future periods if the Company’s positions on these tax matters are upheld. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. Included in the liability for unrecognized tax benefits was $2.4 million accrued for interest at October 2, 2016.

The effective tax rate decreased from 25.7% to 24.0% for the three months ended October 2, 2016, compared to the same period in the prior fiscal year primarily due to the permanent reinstatement of the R&D tax credit in the December quarter of fiscal year 2015.

10. Contingencies

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business on a wide range of matters, including, among others, patent suits and employment claims. The Company does not believe that any such current suits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages.